

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 4561

May 12, 2017

Mr. Alex Vetter
Chief Executive Officer
Cars.com Inc.
175 West Jackson Boulevard
Chicago, IL 60604

     Re: **Cars.com Inc.**
             Registration Statement on Form 10-12B
             Filed September 7, 2016
             File No. 001-37869

Dear Mr. Vetter:

     We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

                    Sincerely,

                    /s/ Jan Woo

                    Jan Woo
                    Legal Branch Chief
                    Office of Information Technologies
                    and Services

cc: Victor Goldfeld, Esq.
        Wachtell, Lipton, Rosen & Katz